EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 30, 2001
Fixed charges:
Interest expense	$ 90
Distributions on preferred securities of manufacturing subsidiary trust	20
Estimated interest portion of rents	16
Total fixed charges	$ 126

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$ 390
Eliminate equity in undistributed pre-tax income of Textron Finance	(59)
Fixed charges *	106
Adjusted income	$ 437

Ratio of income to fixed charges	3.47

*  Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust.